

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Brent Suen
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street , 16-079
New York, NY 10004

> **Re: GoLogiq, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 27, 2023**
> **File No. 333-231286**

Dear Brent Suen:

We issued comments to you on the above captioned filing on September 29, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 9, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Kline